UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2008
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Teekay Tankers Ltd. (generally referred to herein as the Company, we, our or us) is filing this Quarterly Report on Form 6-K/A for the three months ended March 31, 2008 (this Amendment or this First Quarter 2008 Form 6-K/A Report) to amend our Quarterly Report on Form 6-K for the three months ended March 31, 2008 (the Original Filing) that was furnished to the U.S. Securities and Exchange Commission (or SEC) on May 28, 2008.

In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our derivative transactions were consistent with our risk management policies and that our overall risk management policies continue to be sound, based on our review we concluded that our interest rate swap did not qualify for hedge accounting treatment under SFAS No. 133. Our hedge documentation in respect of our assessment of effectiveness and measurement of ineffectiveness of our interest rate swap for accounting purposes was not in accordance with the technical requirements of SFAS No. 133.

Accordingly, although we believe our interest rate swap was and continues to be an effective economic hedge, for accounting purposes we should have reflected changes in fair value of this interest rate swap as increases or decreases to our net income on our consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of stockholders’ equity on our consolidated balance sheets.

The change in accounting for these transactions does not affect the economics of the derivative transactions or our cash flows, liquidity or total stockholders’ equity.

As a result of the conclusions described above, we are restating in this First Quarter 2008 Form 6-K/A Report our historical balance sheet as of March 31, 2008, and our statements of income and cash flows for the three months ended March 31, 2008.

Note 2 of the notes to the unaudited consolidated financial statements included in this First Quarter 2008 Form 6K/A Report reflects the changes to our unaudited consolidated financial statements as a result of our restatement and provides additional information about the restatement.

For the convenience of the reader, this First Quarter 2008 Form 6-K/A Report sets forth the Original Filing in its entirety, although we are only restating portions of “Part I. Financial Information” affected by the amended financial information. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.

Except for the amended or restated information described above, this First Quarter 2008 Form 6-K/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K/A FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2008	2007
	(restated – note 2)
	$	$
REVENUES
Time charter revenues ($3.0 million and $2.6 million for 2008 and 2007, respectively, from related parties) (note 7d)	13,302	7,869
Pool revenues (note 7f)	12,518	—
Voyage charter revenues	851	31,986

	26,671	39,855

OPERATING EXPENSES
Voyage expenses (note 7f)	96	10,742
Vessel operating expenses	5,580	4,943
Depreciation and amortization	3,489	3,904
General and administrative expenses ($1.1 million and $3.2 million for 2008 and 2007, respectively, from related parties) (notes 7a, 7b and 7e)	1,321	3,255

Total operating expenses	10,486	22,844

Income from vessel operations	16,185	17,011

OTHER ITEMS
Interest expense ($nil and $0.6 million for 2008 and 2007, respectively, from related parties) (includes $4.4 million and $nil of unrealized losses related to an interest rate swap) (notes 5 and 7c)	(6,562)	(1,527)
Interest income	65	—
Other (expense) income — net	(6)	1

Total other items	(6,503)	(1,526)

Net income	9,682	15,485

Per common share amounts:
• Basic and diluted earnings (note 9)	0.39	1.03
• Cash dividends declared	0.115	—

Weighted-average number of common shares outstanding:
• Basic and diluted (note 9)	25,000,000	15,000,000

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2008	December 31, 2007
	(restated – note 2)
	$	$
ASSETS
Current
Cash and cash equivalents	44,477	34,839
Due from Teekay Pool, net (note 7f)	6,160	1,600
Accounts receivable (including $0.3 million and $2.4 million for 2008 and 2007, respectively, from related parties)	5,173	2,494
Prepaid expenses	1,735	2,078
Other assets	121	10

Total current assets	57,666	41,021

Vessels and equipment (note 4)
At cost, less accumulated depreciation of $81.4 million (2007 - $79.7 million)	265,406	267,729
Due from Teekay Pool (note 7f)	1,000	—
Other non-current assets	1,731	1,574

Total assets	325,803	310,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	1,467	787
Accrued liabilities	3,972	3,828
Current portion of long-term debt (note 4)	3,600	3,600
Current portion of derivative instruments (note 5)	2,305	894
Due to affiliates (note 7c)	3,943	—

Total current liabilities	15,287	9,109

Long-term debt (note 4)	144,600	145,500
Derivative instruments (note 5)	10,809	6,921

Total liabilities	170,696	161,530

Commitments and contingencies (note 4)
Stockholders’ equity
Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2008 and December 31, 2007) (note 6)	181,333	180,915
Accumulated deficit	(26,226)	(33,033)
Accumulated other comprehensive income	—	912

Total stockholders’ equity	155,107	148,794

Total liabilities and stockholders’ equity	325,803	310,324

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2008	2007
	(restated – note 2)
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	9,682	15,485
Non-cash items:
Unrealized loss on derivative instruments	4,356	—
Depreciation and amortization	3,489	3,904
Debt issuance cost amortization	63	62
Other — net	32	—
Change in non-cash working capital items related to operating activities	(1,931)	4,207
Expenditures for drydocking	(1,058)	—

Net operating cash flow	14,633	23,658

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	80,564
Scheduled repayments of long-term debt	(900)	(900)
Prepayments of long-term debt	—	(65,458)
Debt issuance costs	(220)	—
Share issuance costs	(892)	—
Cash dividends paid	(2,875)	—
Net advances to affiliates	—	(319)
Return of capital	—	(37,440)

Net financing cash flow	(4,887)	(23,553)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(108)	(105)

Net investing cash flow	(108)	(105)

Increase in cash and cash equivalents	9,638	—
Cash and cash equivalents, beginning of the period	34,839	—

Cash and cash equivalents, end of the period	44,477	—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation and Nature of Operations
During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Prior to the closing of the Company’s initial public offering (or IPO) on December 18, 2007, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to the Company, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a non-interest bearing promissory note.
The results of the operations and financial position prior to the IPO are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The accounts of the Predecessor consist of the nine wholly owned subsidiaries transferred to the Company and any other transactions specifically attributable to the nine vessels that were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to the Company. These transfers represent a reorganization of entities under common control and have been recorded at historical cost. The combined carve-out financial statements for the periods prior to December 18, 2007, reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor. All references in these financial statements to “consolidated financial statements” refer to consolidated financial statements for the periods subsequent to December 17, 2007 and combined carve-out financial statements for periods prior to December 18, 2007, respectively.
Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels before the IPO were co-mingled with other funds in accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor and transferred to the Company. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay subsidiaries are reflected as increases or decreases in owner’s equity.
Two of the Predecessor’s wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.
In the preparation of the combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.
The accompanying unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. Significant intercompany balances and transactions have been eliminated upon consolidation or combination. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and such estimates may not be reflective of actual results after the Company’s IPO.
Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007. In the opinion of management, these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
Certain of the accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 2 of the Notes to Consolidated Financial Statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
2.	Restatement of Previously Issued Financial Statements
In August 2008, the Company commenced a review its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although the Company believes that its derivative transactions were consistent with its risk management policies and that its overall risk management policies continue to be sound, based on its review the Company concluded that its interest rate swap agreement does not qualify for hedge accounting treatment under SFAS No. 133. The Company’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Company’s review, the Company concluded that the prospective hedge effectiveness assessment that was conducted on its interest rate swap on the date of designation was not sufficient to conclude that the interest rate swap would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
2.	Restatement of Previously Issued Financial Statements (cont’d)
For accounting purposes the Company should have reflected changes in fair value of this interest rate swap as increases or decreases to the Company’s net income on its consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of stockholders’ equity on the consolidated balance sheets.
The change in accounting for these transactions does not affect the Company’s cash flows, liquidity or total stockholders’ equity
As a result of the conclusions described above in this Note 2, the effect of the restatement on the Company's unaudited consolidated statement of income for the three months ended March 31, 2008 was an increase to interest expense of $4.4 million from $2.2 million to $6.6 million. As a result, net income decreased to $9.7 million, or $0.39 per common share, from $14.0 million, or $0.56 per common share. The effect of the restatement on the Company's unaudited consolidated balance sheet was an increase in accumulated deficit of $4.4 million, from $21.8 million to $26.2 million and a decrease to accumulated other comprehensive loss of $4.4 million, from $4.4 million to zero. There was no effect on total stockholders’ equity. The effect of the restatement on the Company's unaudited consolidated statement of cash flows for the three months ended March 31, 2008 was a decrease in net income, a component of net operating cash flow, by $4.4 million, from $14.0 million to $9.6 million and an increase in “decrease in fair value of interest rate swap” a component of net operating cash flow by $4.4 million, from zero to $4.4 million. There was no effect on net operating cash flow, net financing cash flow or net investing cash flow.
3.	Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157). In accordance with the Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	March 31, 2008
	Asset / (Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreement (1)	(13,114)	—	(13,114)	—

(1)
The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates, and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Long-Term Debt

	March 31,	December 31,
	2008	2007
	$	$

USD-denominated Revolving Credit Facility due 2017	114,000	114,000
USD-denominated Term Loan due through 2017	34,200	35,100

	148,200	149,100
Less current portion	3,600	3,600

Total	144,600	145,500

As of March 31, 2008, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $229.0 million, of which $115.0 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $12.6 million commencing in November 2012. Interest payments are based on LIBOR plus a margin of 0.60%. As at March 31, 2008, the interest rate on the Revolver was 3.54%. The Revolver is collateralized by first-priority mortgages granted on seven of the Company’s vessels, together with other related collateral, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of at least $35.0 million and 5.0% of the Company’s total debt.
As at March 31, 2008, the Company had one term loan outstanding in the amount of $34.2 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related collateral. The term loan is guaranteed by Teekay Corporation.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to March 31, 2008 are $2.7 million (remainder of 2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012) and $131.1 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2008 was 3.66% (December 31, 2007 — 5.34%). This rate does not reflect the effect of the interest rate swap the Company has used to hedge certain of its floating rate debt (see Note 5).
5.	Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its USD LIBOR denominated borrowings. Unrealized gains or losses relating to the change in fair value of the Company’s interest rate swap has been reported in interest expense in the unaudited consolidated statements of income. During the three months ended March 31, 2008, the Company recognized an unrealized loss of $4.4 million relating to the changes in fair value of its interest rate swap. The following summarizes the Company’s derivative position as at March 31, 2008:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(13,114)	9.5	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2008 was 0.6%.
The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at March 31, 2008 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at March 31, 2008, the Company had 12,500,000 shares of Class A common stock, 12,500,000 shares of Class B common stock and no shares of preferred stock issued and outstanding.
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. In addition, (a) upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer and (b) all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. Any such conversions will be effected on a one-for-one basis.
Prior to the closing of the Company’s IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note.
On December 18, 2007, the Company completed its IPO of 11,500,000 shares of Class A common stock at a price of $19.50 per share. The proceeds received by the Company from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 11,500,000 shares of Class A common stock at $19.50 per share	$224,250

Use of proceeds:
Underwriting and structuring fees	$14,015
Offering expenses and other	2,013
Repayment of promissory note	180,800
Repurchase of 1,500,000 shares of Class A common stock from Teekay Corporation	27,422

$224,250

As at March 31, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan 1,000,000 shares of Class A common stock for issuance pursuant to awards that may be granted.
7.	Related Party Transactions
a.
Prior to the IPO, the Predecessor’s vessels were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $1.2 million for the three months ended March 31, 2007.

b.
During the three months ended March 31, 2007, $2.0 million of general and administrative expenses attributable to the operations of the Predecessor prior to the IPO were incurred by Teekay Corporation and have been allocated to the Predecessor.

c.
During the three months ended March 31, 2007, $0.6 million of interest expense was incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor prior to the IPO. Interest expense was allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. The amounts due to affiliates at March 31, 2008 are without interest or stated terms of repayment.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Related Party Transactions (cont’d)
d.
During the three months ended March 31, 2008 and 2007, $3.0 million and $2.6 million, respectively, of revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest.

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, the Company incurred management fees of $1.1 million for the three months ended March 31, 2008 for commercial, strategic, technical and administrative services. The management agreement provides for payment to Teekay Tankers Management Services of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s outstanding common stock (or the Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Threshold. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution. No performance fees were payable by the Company for the three months ended March 31, 2008.

f.
Pursuant to a pool agreement with Teekay Chartering Limited, a wholly owned subsidiary of Teekay Corporation, the Company incurred pool management fees of $0.4 million for the three months ended March 31, 2008. Teekay Chartering Limited provides commercial services to the pool participants and administers the pool in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to each pool participant’s vessels. Voyage revenues and voyage expenses of the Company’s vessels operating in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as voyage revenues. For the three months ended March 31, 2008, the Company’s allocation from the pool was net of $9.5 million of voyage expenses.

As of March 31, 2008, the Company had advanced $1.0 million to Teekay Chartering Limited for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

8.	Comprehensive Income

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(restated)
	$	$
Net income and comprehensive income	9,682	15,485

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
9.	Earnings Per Share
Earnings per share is determined by dividing net income by the weighted-average number of shares outstanding during the period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets contributed by it to the Company in connection with the IPO.

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(restated)
	$	$

Net income available for common stockholders	9,682	15,485

Weighted-average number of common shares	25,000,000	15,000,000

Common stock and common stock equivalents	25,000,000	15,000,000

Earnings per common share:
- Basic and diluted	0.39	1.03

TEEKAY TANKERS LTD.
March 31, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussion below includes the impact of our restatement, as described in Note 2 of the notes to the consolidated financial statements.
General
We are a Marshall Islands corporation that was formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class oil tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at May 1, 2008, we owned nine Aframax-class tankers and two Suezmax-class tankers. Four of our Aframax tankers currently operate under fixed-rate time-charters with our customers, one of which charters expire in July 2008, two in 2009 and one in 2010. Our remaining five Aframax tankers currently participate in an Aframax pooling arrangement operated by Teekay Chartering Limited, a subsidiary of Teekay Corporation. As of May 1, 2008, this pooling arrangement included 44 tankers. One of our Suezmax tankers participates in the Gemini Pool, a Suezmax pool operated by a subsidiary of Teekay Corporation which primarily employs Suezmax tankers on spot market voyage charters. The remaining Suezmax tanker operates under a fixed-rate time-charter contract that includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. This time charter contract expires in 2012.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution (which represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items), subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. No reserves had been determined as of March 31, 2008.
In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Significant Developments in 2008
In connection with our initial public offering, Teekay Corporation agreed to offer us, prior to July 2009, the right to purchase from it up to four existing Suezmax tankers at the fair market value of each such tanker at the time of the offer. On April 7, 2008, we acquired two of these double-hull Suezmax tankers from Teekay Corporation for a total cost of $186.9 million. We financed the acquisition by assuming existing debt related to the vessels and utilizing our revolving credit facility for the remainder of the purchase price. As of May 1, 2008, we had approximately $41 million of remaining availability under our revolving credit facility. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect changes in our capital structure. The vessel-owning subsidiaries for seven of the nine vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to our initial public offering, was previously used in part for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2007 to December 18, 2007 and our historical interest expense is not necessarily indicative of our interest expense following our initial public offering.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This will affect the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company. In connection with our initial public offering, we entered into a long-term management agreement (the Management Agreement) with Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or our Manager). Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Our general and administrative expenses prior to our initial public offering reflect an allocation of general and administrative expenses from Teekay Corporation. This allocation may not be equivalent to a market-based fee and, thus, our general and administrative expenses for periods preceding our initial public offering may not reflect what we incur following the public offering. We expect that the annual expenses we incur after our initial public offering under the Management Agreement for commercial, technical, administrative and strategic services will be lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement under certain circumstances. Please read Note 7(e) to our consolidated financial statements included in this Report. In addition, we are also incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to stockholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

•
Our vessel operating expenses are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007, the effect of which is included the “—Results of Operations” section below. We expect a trend of increasing crew compensation to continue throughout 2008.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During March 2008, one of our vessels, the Nassau Spirit, was in drydock for 3 days. We estimate that this vessel will be offhire for an additional 76 days during the three months ending June 30, 2008. None of our vessels were in drydock during 2007.

Results of Operations
The following discussion and analysis includes the impact of our restatement results as described in Note 2 of the notes to the unaudited consolidated financial statements included elsewhere in this Report.
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007. In accordance with U.S. GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two main reasons for this. Firstly, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Secondly, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

The following table presents our operating results for the three months ended March 31, 2008 and 2007, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable U.S. GAAP financial measure:

	Three Months Ended March 31,
	2008	2007
	(restated)

Voyage revenues	$26,671	$39,855
Voyage expenses	96	10,742

Net voyage revenues	26,575	29,113
Vessel operating expenses	5,580	4,943
Depreciation and amortization	3,489	3,904
General and administrative	1,321	3,255

Income from vessel operations	16,185	17,011

Interest expense	(6,562)	(1,527)
Interest income	65	—
Other — net	(6)	1

Net income	$9,682	$15,485

Three Months Ended March 31, 2008 versus Three Months Ended March 31, 2007
Tanker Market
During the first quarter of 2008, spot tanker freight rates strengthened from the previous quarter primarily driven by growing tanker demand, limited fleet growth, and increasing discrimination against single-hull tankers. Early in the second quarter of 2008, freight rates for oil tankers experienced a considerable counter seasonal increase and have thus far averaged above those experienced during the first quarter of 2008. The strength of the spot tanker markets is being driven primarily by higher volumes of crude imports into China (up approximately 15% from the prior year), which in turn is driving higher volumes of ton-mile intensive Atlantic to Pacific crude oil movements.
In its May 2008 report, the International Energy Agency estimated 2008 oil demand growth of 1.0 million barrels per day, a 1.2% increase from 2007. Nearly all of the growth in global oil demand in 2008 is expected to originate from energy intensive developing economies which have so far have been affected only marginally by the economic moderation in the United States.
The trend of tanker sales for conversion to offshore units and dry bulk vessels continues to dampen tanker supply growth. In addition, record-high scrap steel prices have led to an increase in oil tanker scrapping. We believe the removal of these tankers should keep tanker supply and demand finely-balanced during the remainder of 2008.
Fleet and TCE Rates
The number of vessels in our fleet remained unchanged at nine vessels for the three months ended March 31, 2008 compared to the same period in 2007. The following table outlines TCE rates earned by our vessels for the three months ended March 31, 2008 and 2007.

	Three Months Ended March 31,			Three Months Ended March 31,
	2008			2007
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues (1)	Days	Day (1)	Revenues	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts	$13,841	382	$36,253	$21,318	532	$40,041
Time-charter contracts	13,302	415	32,025	7,795	269	28,945

Total	$27,143	797	$34,050	$29,113	801	$36,314

(1)	Net voyage revenues and TCE per revenue day excludes pool management fees of $0.4 million and commissions of $0.1 million.
Net Voyage Revenues. Net voyage revenues decreased 8.7% to $26.6 million for three months ended 2008, from $29.1 million for same period in 2007. The decrease was primarily due to the decrease in average TCE rates earned by our vessels operating on spot-market voyage charters. This was partially offset by an increase in average TCE rates earned by our vessels operating on fixed-rate time-charters.
Vessel Operating Expenses. Vessel operating expenses increased by 12.9% to $5.6 million for the three months ended March 31, 2008, from $4.9 million for the same period in 2007. The increase in vessel operating expenses was primarily due to increases in crewing costs of $0.7 million, partially offset by a decrease of $0.1 million in maintenance activities and the cost of lube oils.
Depreciation and amortization. Depreciation and amortization decreased by 10.6% to $3.5 million for the three months ended March 31, 2008, from $3.9 million for the same period in 2007. The decrease in depreciation and amortization was primarily due to an increase in the estimated residual value of our vessels. This increase was primarily the result of increases in steel prices.
General and Administrative Expenses. General and administrative expenses decreased by 59.4% to $1.3 million for the three months ended March 31, 2008, from $3.3 million for the same period in 2007. The decrease was primarily due to a decrease in management fees and general and administrative expenses that were allocated to Predecessor from Teekay Corporation prior to our initial public offering. We entered into the management agreement with Teekay Corporation in December 2007. This decrease was partially offset by $0.2 million of expenses relating to our being a public company in 2008.

Interest Expense. Interest expense increased to $6.6 million for the three months ended March 31, 2008, from $1.5 million for the same period in 2007. This increase was primarily the result of the recognition of a $4.4 million unrealized loss from the decrease in the value of our interest rate swap during the three months ended March 31, 2008, compared to none in the same period in 2007. We have not applied hedge accounting for this interest rate swap and as such we recognize the change in value of the interest rate swap in interest expense. The balance of the increase was primarily due to an increase in the weighted-average outstanding balance of revolving credit facilities during the three months ended March 31, 2008 compared to same period in 2007.
Net Income. As a result of the foregoing factors, net income decreased to $9.7 million for the three months ended March 31, 2008, from $15.5 million for the same period in 2007.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at March 31, 2008, our total cash and cash equivalents was $44.5 million. Our total liquidity, including cash and undrawn credit facilities, was $159.5 million as at March 31, 2008, up from $149.8 million as at December 31, 2007. The change in liquidity was mainly the result of net operating cash flow, partially offset by the payment of dividends. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels that Teekay Corporation has agreed to offer to us prior to July 2009.
As at March 31, 2008, our revolving credit facility provided for borrowings of up to $229.0 million, of which $115.0 million was undrawn. Following our acquisition of two Suezmax tankers from Teekay Corporation, as of May 1, 2008 the undrawn portion of our revolving credit facility was $41 million. The amount available under this credit facility decreases by $12.6 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers have been financed with a term loan that bears interest at a rate of 4.06%. As of March 31, 2008, the balance of this term loan was $34.2 million. The loan requires $0.9 million in quarterly principal payments.
All of our vessel financings are collateralized by the applicable vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;

•	making certain negative pledges or granting certain liens; and

•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of at least $35.0 million and 5.0% of our total debt.
We are currently in compliance with all of our financing agreements.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and

•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)	(in thousands)
Net cash flow from operating activities	$14,633	$23,658
Net cash flow used in financing activities	(4,887)	(23,553)
Net cash flow used in investing activities	(108)	(105)
Operating Cash Flows
Net cash flow from operating activities decreased to $14.6 million for the three months ended March 31, 2008, from $23.7 million for the same period in 2007, primarily due to a decline in spot market tanker rates, an increase in vessel operating expenses and drydocking expenditures and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. One of our vessels, the Nassau Spirit, commenced drydocking for three days during March 2008 and currently remains in drydock.
Financing Cash Flows
During the three months ended March 31, 2008, we paid a cash dividend relating to the period from December 18 to December 31, 2007 of $0.115 per common share, representing a total cash dividend of $2.9 million. We also repaid $0.9 million of our term loan, and paid $0.9 million of share issuance costs relating to our initial public offering.
Prior to our initial public offering, borrowings under a prior revolving credit facility and cash flow from operations were used by Teekay Corporation for general corporate purposes. In addition, Teekay Corporation paid for all repayments of long-term debt and investments in vessels and equipment.
Investing Cash Flows
During each of the three-month periods ended March 31, 2008 and 2007, we incurred $0.1 million of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2008:

		Remainder	2009	2011
		of	and	and
(in millions of U.S. dollars)	Total	2008	2010	2012	Beyond 2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	148.2	2.7	7.2	7.2	131.1

Total	148.2	2.7	7.2	7.2	131.1

(1)
Excludes expected interest payments of $5.7 million (remainder of 2008), $15.2 million (2009 and 2010), $14.6 million (2011 and 2012) and $33.7 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margin of 0.60% at March 31, 2008.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K/A for the three months ended March 31, 2008 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil production;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of drydockings;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations; and

•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
MARCH 31, 2008
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at March 31, 2008, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2008, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	114.0	114.0	(114.0)	3.5%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(13.1)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2008, we had not entered into any freight forward agreements, although we may do so in the future.

TEEKAY TANKERS LTD.
MARCH 31, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K/A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Dated: November 27, 2008	By:	/s/ Vincent Lok Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)